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                                                                    EXHIBIT 12.1

                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                            Year Ended December 31,
                                                   ---------------------------------------------------------------------------
                                                       1996           1997            1998           1999           2000
                                                       ----           ----            ----           ----           ----
        Earnings:
        Income before
         income taxes and
         extraordinary
         item...........................            $34,337        $ 80,741         $135,353        $187,166       $  7,037
        Net fixed charges (1)                         8,551          44,385           52,217          47,918         80,818
                                                    -------        --------         --------        --------       --------
        Total earnings.................             $42,888        $125,126         $187,570        $235,084         87,855
                                                    =======        ========         ========        ========       ========

        Fixed charges:
        Interest expense.............               $ 7,636        $ 36,651         $ 42,506        $ 39,491       $ 71,162
        Capitalized interest...                          --           3,409            3,732           6,926         12,896
        Interest factor of
         rental expense (2)                             660           6,255            7,352           5,986          7,088
        Amortization of debt
          expense.......................                255           1,479            2,359           2,441          2,568
        Dividends on trust
          preferred securities.........                  --              --            9,800          17,466         17,466
                                                    -------        --------         --------        --------       --------

        Total fixed charges...........              $ 8,551        $ 47,794         $ 65,749        $ 72,310       $111,180
                                                    =======        ========         ========        ========       ========

        Earnings to fixed charges...                    5.0X            2.6X             2.9X            3.3X            (3)
                                                    =======        ========         ========        ========       ========

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(1)     Net fixed charges represents total fixed charges less capitalized interest and dividends on trust preferred securities.

(2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

(3) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1X for the year ended December 31, 2000.